03/07

IAMGOLD Fourth Quarter Activity Report

Toronto, Ontario, January 30, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to report the operating activities for the fourth quarter ended December 31st, 2006, in accordance with ASX Listing Rule 5.1. Fourth quarter financial results will be released on March 15, 2007. The Company’s senior management will host a conference call on Thursday March 15, 2007 at 11:00 am (EST) to discuss financial results.

To participate in the conference call:

Via telephone:
Local:	416-644-3430
N.A. Toll Free:	1-800-732-9307
Australia Toll Free:	011-800-0022-8228

Or via audio cast @ www.iamgold.com

Fourth Quarter Highlights:

•	Completion of the Cambior transaction
•	Gold production of 219,972 ozs
•	Sixth consecutive annual dividend of $CAD0.07 declared
•	Announcement of the OMAI Bauxite sale

Mine Production and Development

Production at all operating properties totalled 219,972 ounces of gold in the quarter. Production includes full quarter production from Sadiola and Yatela mines in Mali, Tarkwa and Damang mines in Ghana and Mupane mine in Botswana, and close to two months production from Rosebel mine in Surinam, Doyon Division and Sleeping Giant in Canada, following the acquisition of Cambior on November 8, 2006.

The focus for the fourth quarter was the integration of IAMGOLD’s newly acquired assets and people resulting from the transaction completed November 8, 2006.

At Sadiola, optimization work on the pre-feasibility of the Deep Sulphide project continued through the quarter to determine the viability of this deposit. Results should be available shortly.

At Tarkwa, it was announced in late November that the 2nd phase mill expansion will go ahead. The first part of this project relates to expansion of the existing Carbon-in-Leach (“CIL”) process plant facility to increase current capacity. The second part of this project is an expansion of Tarkwa’s North Heap Leach facility which will enable the continuation of stacking at the North facility until June 2011. The total cost is expected to be $US 175 million.

Exploration Activity

During the quarter at Camp Caiman in French Guiana, the application to obtain the required operating permits was resubmitted after the original application was withdrawn in October. The revised application will be reviewed and public consultations will occur in the first quarter of 2007. It is expected these permits will be mid year 2007.

At La Arena in Peru, the fourth quarter work focused on the completion of the pre-feasibility. The study is currently being reviewed internally.

At Buckreef, drilling continued throughout the quarter to further develop the resource and to test additional targets. Work also continued to identify new targets on the highly prospective 40km tenement strip.

There were 2 drill rigs on site at Quimsacocha, located in Ecuador, during the fourth quarter to complete the 2006 drill program. Drilling was focused on new targets identified through various geophysical methods and are located outside the zone containing the known resource. Work also continued on other aspects of this project toward the next stage of development.

Work also continued on various other exploration projects in Tanzania, Senegal, Argentina and Brazil.

Corporate Activity

On November 8, 2006 IAMGOLD completed the structured Plan of Arrangement with Cambior Inc. Under this arrangement, Cambior shareholders received 0.42 IAMGOLD shares for each Cambior share. This $3 billion transaction created the tenth largest publicly traded primary gold producer in the world. Cambior’s shareholders voted in favour of Plan of Arrangement on November 7th, 2006. The formal closing of this transaction occurred November 8, 2006.

On December 21, 2006, IAMGOLD announced its intention to delist from the ASX, effective March 30, 2007. Additional information about the delisting can be found at www.iamgold.com.

About IAMGOLD Corporation

IAMGOLD Corporation is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in early 2006, and Cambior in late 2006, IAMGOLD’s interests include eight operating gold mines located throughout Africa and the Americas and a niobium producer in Canada. Its advanced exploration projects include the Camp Caiman project in French Guiana, and Quimsacocha project in Ecuador. IAMGOLD’s securities trade on the Toronto, New York, Australian and Botswana stock exchanges.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.